TASEKO DRILLS 510 FEET OF 0.42% COPPER EQUIVALENT, INCLUDING
240 FEET OF 0.68% COPPER EQUIVALENT IN NEW COPPER/GOLD/SILVER ZONE
AT GIBRALTAR MINE

September 20, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce the discovery of a new high grade copper zone northwest of the perimeter of the Extension Pit at Gibraltar. Diamond Drill Hole (DDH) 2015-001 was drilled to a depth of 2,500 feet and intersected varying copper grades over 1,120 feet including selected intervals totaling 240 feet averaging 0.68% copper equivalent inside an interval of 510 feet averaging 0.42% copper equivalent (see table for intersection details).

DDH 2015-001 was drilled to test the total thickness of mineralization presented by three drill holes drilled in 1992. There is evidence which indicates that Gibraltar has a large, high-grade core that remains to be discovered, to the northwest and at reasonable depth. The three holes illustrated in the table below all terminated in mineralization at a depth of between 800 and 900 feet. None of the core was assayed for gold at that time.

Historical Intersections
DDH 92-26 contains 305 feet of 0.50% Cu, last 45 feet returned 0.90% Cu
DDH 92-70 contains 220 feet of 0.61% Cu, last 73 feet returned 0.68% Cu
DDH 92-71 contains 240 feet of 0.41% Cu, last 250 feet returned 0.40% Cu

Russell Hallbauer, President and CEO of Taseko, stated, "We are extremely excited about the grades and intersection widths we have encountered in this most recent drill hole. The new geological information gained was an important consideration for our recently announced purchase of adjacent mineral claims.”

“Not only do copper grades appear to be dramatically increasing towards the northwest, and at depth, the historical drill holes were never assayed for gold. With gold and silver replacing molybdenum in the mineralized zones, the copper equivalent grade will increase, compared to that of our current resources and reserves.”

Mr. Hallbauer continued, “Based on historical and 2015 drill results, we have initiated an exploration work program and will commence drilling with an initial six holes, totaling approximately 15,000 feet, to better define and expand this new discovery. We do not believe the core of the new zone has been found, as world class porphyries like Gibraltar usually exhibit links between the deeper magmatic source ores upwards through transitional porphyry systems. Our present ore deposits on the Gibraltar property show indications of this vertical evolutionary relationship. Up until this time, however, we have not completely evaluated the overall potential for deeper mineralization with increased grades beyond those we are presently mining.”

Assay summaries for DDH 2015-001; 1992-26; 1992-70; 1992-71

DH ID		From (feet)	To (feet)	Interval (feet)	Cu (%)	Au (gpt)	Ag (gpt)	Mo (%)
DDH 2015-001		577	1,087	510	0.38	0.04	1.5	0.0006
DDH 2015-001	Including	577	627	50	0.71	0.07	3.2	0.0009
DDH 2015-001	Including	687	747	60	0.53	0.06	3.1	0.0003
DDH 2015-001	Including	787	827	40	0.55	0.08	2.2	0.0005
DDH 2015-001	Including	957	1007	50	0.52	0.04	1.0	0.0002
DDH 2015-001	Including	1,047	1,087	40	0.72	0.09	2.9	0.0002

DDH 1992-26		600	905	305	0.49	Not Assayed	2.9	0.0017
DDH 1992-26	Including	860	905	45	0.86	Not Assayed	4.3	0.0007

DDH 1992-70		720	983	263	0.55	Not Assayed	3.8	0.0010
DDH 1992-70	Including	900	983	83	0.68	Not Assayed	2.9	0.0010
DDH 1992-70	Including	910	960	50	0.93	Not Assayed	1.3	0.0010

DDH 1992-71		740	980	240	0.41	Not Assayed	2.34	0.0008
DDH 1992-71	Including	740	860	120	0.54	Not Assayed	2.7	0.0010

Note: Copper equivalent grade is defined as (cu grade x cu recovery x 2204 x cu price + au grade x au recovery / 31.1 x au price + ag grade x ag recovery / 31.1 x ag price)/(cu recovery x 2204 x cu price). Values used to calculate copper equivalent are: 87% cu recovery, US$2.50/lb cu price, 80% au recovery, US$1,300/oz au price, 80% ag recovery and US$18/oz ag price. True widths cannot be determined from the information available.

Technical information contained in this Press Release has been reviewed and approved by Scott Jones, P.Eng., Vice President, Engineering and a Qualified Person under National Instrument 43-101.

For further information on Taseko and the Gibraltar project, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.